Free Writing Prospectus

Filed Pursuant to Rule 433

August 8, 2013

Relating to

Preliminary Prospectus Dated August 7, 2013

Registration Statement No. 333-190258

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. In particular, this announcement does not constitute and is not an offer to sell or a solicitation of any offer to buy securities in Hong Kong, the United States of America or elsewhere, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

DISCLOSEABLE TRANSACTION

THE SECONDARY PUBLIC OFFERING OF

NORWEGIAN CRUISE LINE HOLDINGS LTD.

ORDINARY SHARES

SUMMARY

The Board is pleased to announce that on 8 August 2013 (New York time), Star NCLC, a wholly-owned subsidiary of the Company, entered into the Underwriting Agreement with NCLH, the other Selling Shareholders and the Underwriter Representatives (on behalf of the Underwriters), pursuant to which, among others, Star NCLC agreed to offer the Genting Offer Shares to the Underwriters.

DISCLOSEABLE TRANSACTION

As one or more of the applicable percentage ratios (as set out and calculated under Rule 14.07 of the Listing Rules) in respect of the Disposal exceeds 5% but are all less than 25%, the Disposal constitutes a discloseable transaction of the Company under Rule 14.06(2) of the Listing Rules and is therefore subject to the applicable notification and announcement requirements under the Listing Rules.

A.	THE OFFERING

Reference is made to the announcement made by the Company dated 31 July 2013 in respect of the filing of a registration statement with the SEC by NCLH for the Offering on 30 July 2013 (New York time).

The Board would like to update the Shareholders that on 8 August 2013 (New York time), Star NCLC, a wholly-owned subsidiary of the Company, entered into the Underwriting Agreement with NCLH, the other Selling Shareholders and the Underwriters Representatives (on behalf of the Underwriters), pursuant to which, amongst others, the Underwriters, severally and not jointly, conditionally agreed to purchase and the Selling Shareholders, severally and not jointly, conditionally agreed to sell an aggregate of up to 23,000,000 Shares (which include 3,000,000 Shares that the Underwriters have an option to purchase from the Selling Shareholders), among which an aggregate of up to 11,500,000 Shares (including 1,500,000 Shares that the Underwriters have an option to purchase from Star NCLC) are offered by Star NCLC pursuant to the Offering.

Underwriting Agreement

The Underwriting Agreement is legally binding and its terms and conditions are described below:

Date:	8 August 2013 (New York time)

The Parties:	(1) Selling Shareholders (2) Underwriter Representatives (on behalf of the Underwriters) (3) NCLH

Offer Shares:	An aggregate of 20,000,000 Shares to be offered by the Selling Shareholders plus up to 3,000,000 additional Shares that the Underwriters have an option for a period of 30 days following the date of the final prospectus to purchase from the Selling Shareholders.

In the Offering, Star NCLC is proposing to offer 10,000,000 Shares plus up to 1,500,000 additional Shares that the Underwriters have the option to purchase, together representing approximately 5.6% of the total issued and outstanding Shares.

Public Offer Price:	US$29.75 per Offer Share

Underwriting Discount and Commission:	3.25% (US$0.96687 per Offer Share)

Principal Conditions Precedent in respect of the Offering:

1.       The delivery to the Underwriters of legal opinions and related letters of various counsels for each of the Selling Shareholders, NCLH and the Underwriters;

2.       The delivery of certain comfort letters from PricewaterhouseCoopers LLP, being the independent registered certified public accounting firm, to the Underwriters, covering, among others, various financial disclosures contained in the Registration Statement filed with the SEC by NCLH;

3.       The Registration Statement having been filed and become effective under the U.S. Securities Act and no stop order with respect to the effectiveness of such Registration Statement having been issued or proceedings initiated under the U.S. Securities Act;

4.       The delivery of certain closing certificates by NCLH and each of the Selling Shareholders to the Underwriters;

5.       The Underwriters having received the executed lock-up agreements from directors and certain officers of NCLH and from the Selling Shareholders in which such persons and the Selling Shareholders have undertaken, subject to certain exceptions, not to sell or dispose of, directly or indirectly, any Shares (other than the Offer Shares) held by the respective Selling Shareholder for a period of 60 days after the date of the Underwriting Agreement without the Underwriter Representatives’ written consent;

6.       No objections having been raised by the Financial Industry Regulatory Authority, Inc. of the United

States with respect to the underwriting or other arrangements of the transactions contemplated in the Underwriting Agreement.

Completion:	14 August 2013 (New York time) in relation to an aggregate of 20,000,000 Shares offered by the Selling Shareholders and, if applicable, such other completion date(s) as designated by the Underwriter Representatives in relation to the additional Shares that the Underwriters have an option to purchase pursuant to the Offering.

Consideration

The Public Offer Price and the underwriting discount and commission are determined based on arm’s length negotiation among the Selling Shareholders and the Underwriters with reference to the trading price of the Shares and market conditions. The total consideration for the Genting Offer Shares, being the Public Offer Price multiplied by the number of Genting Offer Shares is approximately US$297.5 million (assuming no exercise of the Underwriters’ option to purchase additional Shares) or approximately US$342.1 million (assuming full exercise of the Underwriters’ option to purchase additional Shares).

Sale Proceeds

The sale proceeds (after deduction of the underwriting discount and commission) for the Disposal will amount to approximately US$287.8 million (assuming no exercise of the Underwriters’ option to purchase additional Shares) or approximately US$331.0 million (assuming full exercise of the Underwriters’ option to purchase additional Shares) payable by the Underwriters in cash to Star NCLC on 14 August 2013 (New York time) in relation to an aggregate of 10,000,000 Shares offered by Star NCLC and, if applicable, on such other completion date(s) as designated by the Underwriter Representatives in relation to any of the additional Shares that the Underwriters have an option to purchase from Star NCLC pursuant to the Offering. The sale proceeds for the disposal of Genting Offer Shares will be used as general working capital for the Group and/or to fund new investments of the Group should suitable opportunities arise.

A gain in an amount of approximately US$177.3 million (assuming no exercise of the Underwriters’ option to purchase additional Shares) or approximately US$203.9 million (assuming full exercise of the Underwriters’ option to purchase additional Shares) is expected to accrue to the Company as a result of the Disposal based on the excess of expected sale proceeds (after deduction of the underwriting discount and commission) from the Disposal over the carrying value of the Genting Offer Shares of approximately US$110.5 million (assuming no exercise of the Underwriters’ option to purchase additional Shares) or approximately US$127.1 million (assuming full exercise of the Underwriters’ option to purchase additional Shares) as of 30 June 2013 in accordance with the Group’s books and records.

Market Value of the Genting Offer Shares

Based on the closing price of the Shares on the latest trading day of the NASDAQ Global Select Market (being 8 August 2013), the aggregate market value of the Genting Offer Shares is approximately US$300.5 million (assuming no exercise of the Underwriters’ option to purchase additional Shares) or approximately US$345.6 million (assuming full exercise of the Underwriters’ option to purchase additional Shares).

B.	REASONS FOR ENTERING INTO THE TRANSACTION

The Board considers the Offering as a good opportunity for the Group to realize profits with cash inflow from partial realization of its investment in NCLH.

The Directors believe that the terms of the Offering are fair and reasonable, and in the interests of the Company and its Shareholders as a whole.

To the best of the Board’s knowledge, information and belief, having made all reasonable enquiries, the counterparties to the Underwriting Agreement and their ultimate beneficial owners are third parties independent of the Company and its connected persons (as defined in the Listing Rules).

C.	INFORMATION ON THE PARTIES

The Company

The principal activity of the Company is investment holding. The Company’s subsidiaries are principally engaged in the business of cruise and cruise-related operations as well as leisure, entertainment and hospitality activities.

Other Selling Shareholders

Apollo is a leading global alternative investment manager with offices in New York, Los Angeles, Houston, London, Frankfurt, Luxembourg, Singapore, Hong Kong and Mumbai. As of March 31, 2013, Apollo had assets under management of US$114.3 billion invested in its private equity, capital markets and real estate businesses. Apollo Funds are affiliates of Apollo.

TPG is a leading global private investment firm founded in 1992 with more than US$56.7 billion of assets under management as of March 31, 2013. TPG has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, joint ventures and restructurings. TPG Funds are affiliates of TPG.

Underwriters

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

NCLH

NCLH is a company incorporated under the laws of Bermuda and is a leading global cruise line operator, offering cruise experience for travelers with a wide variety of itineraries in North America (including Alaska and Hawaii), the Mediterranean, the Baltic, Central America, Bermuda and the Caribbean. The following information is a summary of the consolidated financial statements of NCLH for each of the two financial years ended 31 December 2011 and 31 December 2012, respectively:

	For the year ended 31 December 2011	For the year ended 31 December 2012
	US$’000	US$’000
Net income before taxes	128,559	169,262
Net income	126,859	168,556

Upon completion of the Offering, the percentage of the Shares held by Star NCLC will decrease from approximately 43.4% to approximately 38.5% (assuming no exercise of the Underwriters’ option to purchase additional Shares) or approximately 37.7% (assuming full exercise of the Underwriters’ option to purchase additional Shares).

D.	GENERAL

As one or more of the applicable percentage ratios (as set out and calculated under Rule 14.07 of the Listing Rules) in respect of the Disposal exceeds 5% but are all less than 25%, the Disposal constitutes a discloseable transaction of the Company under Rule 14.06(2) of the Listing Rules and is therefore subject to the applicable notification and announcement requirements under the Listing Rules.

E.	DEFINITIONS

Unless the context otherwise require, the following expressions have the following meanings in the announcement:

“Apollo”	Apollo Global Management, LLC, and its subsidiaries

“Apollo Funds”	AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., AAA Guarantor - Co-Invest VI (B), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P. and Apollo Overseas Partners (Germany) VI, L.P., which are affiliates of Apollo

“Board”	the board of directors of the Company

“Company”	Genting Hong Kong Limited, an exempted company continued into Bermuda with limited liability having its shares listed on the main board of the Stock Exchange and traded on the GlobalQuote of the Singapore Exchange Securities Trading Limited

“Director(s)”	the director(s) of the Company

“Disposal”	the disposal of the Genting Offer Shares pursuant to the Offering

“Genting Offer Shares”	an aggregate of 10,000,000 Shares offered by Star NCLC plus up to 1,500,000 Shares that the Underwriters have an option to purchase from Star NCLC pursuant to the Offering

“Group”	the Company and its subsidiaries

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“NCLH”	Norwegian Cruise Line Holdings Ltd., a company incorporated under the laws of Bermuda having its Shares listed on the NASDAQ Global Select Market under the symbol “NCLH”. NCLH is accounted for as an associated company of the Company

“Offering”	the secondary public offering of the Offer Shares

“Public Offer Price”	US$29.75 per Offer Share

“Offer Shares”	an aggregate of 20,000,000 Shares offered by the Selling Shareholders plus up to 3,000,000 additional Shares that the Underwriters have an option to purchase from the Selling Shareholders pursuant to the Offering

“Registration Statement”	The registration statement on Form S-1 (File No. 333-190258), as amended, in respect of the Offering

“SEC”	The U.S. Securities and Exchange Commission

“Selling Shareholders”	Apollo Funds, TPG Funds and Star NCLC

“Shares”	the ordinary shares of NCLH with a par value US$0.001 per share

“Shareholders”	shareholder(s) of the Company

“Star NCLC”	Star NCLC Holdings Ltd., a limited liability company incorporated under the laws of Bermuda and a wholly-owned subsidiary of the Company and one of the Selling Shareholders

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“TPG”	TPG Global, LLC, and its affiliates

“TPG Funds”	TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P., and TPG Viking AIV III, L.P., which are affiliates of TPG

“Underwriter Representatives”	UBS Securities LLC and Barclays Capital Inc., as representatives of the Underwriters

“Underwriters”	UBS Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC, Credit Agricole Securities (USA) Inc., DNB Markets, Inc., HSBC Securities (USA) Inc., SunTrust Robinson Humphrey, Inc. and Nomura Securities International, Inc.

“Underwriting Agreement”	the underwriting agreement dated 8 August 2013 (New York time) entered into among NCLH, the Selling Shareholders and the Underwriter Representatives (on behalf of the Underwriters) in respect of the Offer Shares

“US$”	United States dollars, the lawful currency of the United States of America

“U.S. Securities Act”	the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder

“%”	Per-cent

By order of the Board
TAN SRI LIM KOK THAY
Chairman and Chief Executive Officer

Hong Kong, 9 August 2013

As at the date of this announcement, the Board comprises two Executive Directors, namely Tan Sri Lim Kok Thay and Mr. Lim Keong Hui, and three Independent Non-executive Directors, namely Mr. Alan Howard Smith, Mr. Heah Sieu Lay, and Mr. Lam Wai Hon, Ambrose.

NCLH has filed a registration statement (including a Preliminary Prospectus) with the SEC for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents NCLH has filed with the SEC for more complete information about NCLH and the Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, NCLH, any underwriter or any dealer participating in the Offering will arrange to send you the Preliminary Prospectus if you request it by contacting UBS Investment Bank, Attn: Prospectus Department, 299 Park Avenue, New York, NY 10171, tel. (888) 827-7275; or Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, tel. (888) 603-5847 or Barclaysprospectus@broadridge.com.

To review a filed copy of the Preliminary Prospectus, you may also click on the following link: http://www.sec.gov/Archives/edgar/data/1513761/000119312513324409/d557172ds1a.htm